

January 31, 2012

Via E-mail
William Iny
Sky Harvest Windpower Corp.
890 West Pender Street, Suite 710
Vancouver, BC Canada V6J 1J9

    Re: Sky Harvest Windpower Corp.
           Form 10-K/A for the Fiscal Year Ended May 31, 2011
           Filed September 20, 2011
           Form 10-Q for the Period Ended November 30, 2011
           Filed January 17, 2012
           File No. 0-52410

Dear Mr. Iny:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended May 31, 2011

Report of Independent Registered Public Accounting Firm, page 25

1. The report included refers to the consolidated statements of operation, changes in shareholders' equity and cash flows for the period August 26, 1998 (inception) to May 31, 2011 whereas the financial statements refer to February 25, 2005 as the date of inception. Please revise to reconcile this discrepancy. See Article 2 of Regulation S-X.

Notes to the Consolidated Financial Statements, page 33

1. Organization and Description of Business, page 33

2. Refer to your acquisition of Sky Harvest disclosed in footnote 4 on page F-15 to your Form 10-K for the fiscal year ended May 31, 2010. Please provide to us your accounting analysis which supported recording the assets and liabilities of Sky Harvest at fair value as opposed to historic cost. In this regard, we note Sky Harvest was a private company prior to the transaction and the number of shares issued to consummate the transaction exceeded the total number of shares outstanding immediately prior to the transaction. Please explain to us your consideration of accounting for the transaction as a reverse merger. Refer to the guidance and examples contained within FASB ASC Topic 805-40.

3. Notwithstanding the above comment, please explain to us how you concluded the acquisition of Sky Harvest was not a common control transaction. Common control transactions are transactions in which the combining entities are controlled by the same party or parties before and after the transaction and control is not transitory. Please note that companies are required to account for common control transactions at carryover basis under GAAP. In this regard, we note from your Form 8-K filed on July 14, 2009 that the current directors of Keewatin were also directors, officers and shareholders of Sky Harvest. Refer to the guidance for transaction between entities under common control at FASB ASC 805-50-15.

Item 9A. Controls and Procedures, page 42

4. Please revise to state your disclosure controls and procedures are _effective_ as opposed to adequate. Refer to Item 307 of Regulation S-K.

Form 10-Q for the Period Ended November 30, 2011

Item 4. Controls and Procedures, page 24

5. In future Form 10-Q filings, please furnish the information required by Item 307 and Item 308(c) of Regulation S-K. In this regard, we note you included all the disclosures required by Item 308 of Regulation S-K as opposed to only Item 308(c) of Regulation S-K. See also Item 4 of Form 10-Q.

6. Please ensure that future quarterly reports provide the entire definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

Exhibit 31

7. Refer to paragraph four where you state that you are responsible for establishing and maintaining disclosure controls and procedures for the registrant. In future filings, please

also state you are responsible for establishing and maintaining <u>internal controls over financial reporting</u> in addition to your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief